Jefferies Global Technology, Internet, Media and Telecom Conference New York, New York Craig De Young – Vice President Investor Relations May 12, 2011 Exhibit 99.1

Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors
(the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form
20-F and other filings with the US Securities and Exchange Commission.
/ Slide 2

/ Slide 3 Agenda Business Overview Market ASML business update Outlook and summary

/ Slide 4 Business Overview

/ Slide 5
0
1,000
2,000
3,000
4,000
5,000
6,000
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Sales History M€
3,582
3,768
Numbers have been rounded for readers’ convenience.
2,954
1,596
4,508
1,959
1,589
2,465
2,529
1,543
2011
Average
analyst
estimates*
Q1 only
*Bank analysts average includes Barclays, Credit Suisse,
Deutsche Bank, Exane BNP, Goldman Sachs, JPMorgan,
BofA Merrill  Lynch, RBS, UBS

/ Slide 6
Q1 results - highlights
Net sales of € 1,452 million, 63 systems shipped valued at
€ 1,284 million, service and field option sales at € 168 million
Gross margin of 44.7%
Operating margin of 31.0%
Net system bookings of  40 systems, € 845 million
Backlog at € 3,330 million, 134 systems with ASP of € 28.4
million for new tools, includes 60 immersion tools
Generated € 1,1 billon cash from operations

/ Slide 7
Key financial trends 2010 – 2011
Consolidated statements of operations M€
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11
Net Sales 742 1,069 1,176 1,521 1,452
Gross profit
Gross margin %
298
40.3%
459
43.0%
513
43.6%
685
45.0%
649
44.7%
R&D costs 120 125 137 141 145
SG&A costs 41 42 48 50 54
Income from operations
Operating income %
137
18.5%
292
27.4%
328
27.9%
494
32.4%
450
31.0%
Net income
Net income as a % of net sales
107
14.5%
239
22.4%
269
22.8%
407
26.7%
395
27.2%
Units sold  34 43 51 69 63
ASP new systems 25.8 25.6 24.1 22.4 22.5
Net bookings value 1,165 1,342 1,391 2,315 845
Numbers have been rounded for readers’ convenience.

/ Slide 8
New
systems
Used
systems
Total
systems
Units 115 19 134
Value M€
3,262 68
3,330
ASP M€
28.4 3.6
24.9
Backlog in value per March 27, 2011
Total value M€ 3,330
Technology
ArF
immersion
74%
KrF
19%
I-Line 2%
Region (ship to location)
USA
18%
Taiwan
17%
Korea
25%
Europe 10%
Japan 8%
End-use
DRAM
27%
IDM
17%
Foundry
22%
Numbers have been rounded for readers’ convenience.
Singapore 13%
China 9%
ArF dry 5%
NAND
34%

/ Slide 9
Foundry
26%
DRAM
23%
NAND
46%
Bookings activity by sector - total value M€ 845
Bookings in value                        Bookings in units
IDM 5%
IDM 8%
Foundry
25%
DRAM
20%
NAND
47%
Booked 36 new tools at € 832 million, 4 used at € 13 million
Numbers have been rounded for readers’ convenience.

/ Slide 10 Market

/ Slide 11
Business environment
Semiconductor manufacturers have shown caution in
assessing economic impact of Japanese earthquake on
their supply chain and end-product markets
Although direct impact to the electronics industry world-
wide seems limited, it has caused some of our customers
to review their existing equipment delivery and order plans
Resulting adjustments are only affecting potential litho
system demand above what is currently the analyst’s
consensus
We continue to expect a total revenue level for 2011 clearly above € 5 billion

/ Slide 12
Device complexity drives litho opportunity due to a
growing number of critical litho layers
Source: ASML Marketing (03/11), 300mm wafers only
Node   9x,6x       9x, 6x        6x ,4x       6x, 4x      4x, 3x Node   6x, 4x       6x, 4x      4x, 3x      3x, 2x       2x, 1x
Average MPU immersion layers
0
2
4
6
8
10
12
14
16
18
2008 2009 2010 2011 2012
Average Logic + DSP + MCU immersion layers
0
2
4
6
8
10
12
14
16
18
2008 2009 2010 2011 2012

/ Slide 13
Required immersion layers keeps increasing per
node, per year in memory also
Node  8x, 6x      6x, 5x      5x, 4x       4x, 3x       3x, 2x
Node   5x, 4x      4x, 3x       4x, 3x      3x, 2x      2x, 1x
Source: ASML Marketing (03/11), 300mm wafers only
Average DRAM immersion layers
0
2
4
6
8
10
2008 2009 2010 2011 2012
0
2
4
6
8
10
2008 2009 2010 2011 2012
Average NAND immersion layers

3mma IC revenues / 3mma IC inventories [B$]
IC inventory days
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11

/ Slide 14
Slightly decreased consumption & revenues in February 2011,
stable days of inventory (36)
Source: VLSI Research, WSTS, ASML
Last data point: February 2011
3mma IC revenue, inventory and inventory days
0
5
10
15
20
25
30
35
-
20
40
60
80
100
120
3mma IC inventory value (left)
3mma IC revenues (left)
3mma IC consumption: revenues ± inventory value change (left)
3mma Inventory days (right)

Chip ASP [$US]
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11

ASML

/ Slide 15
MAIN DRAM SPOT & CONTRACT PRICES (01/2008 - 2011YTD)
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
2.2
2.4
2.6
2.8
3
1Gb DDR2 800 MHz SPOT PRICE
1Gb DDR2 800 MHz CONTRACT PRICE
1Gb DDR3 1333 MHz SPOT PRICE
1Gb DDR3 1333 MHz CONTRACT PRICE
2Gb DDR3 1333MHz SPOT PRICE
2Gb DDR3 1333MHz CONTRACT PRICE
Source: DRAMeXchange (1/4/2011), ASML MCC
First improvement in DDR3 contract prices visible,
Not enough yet to bring tier 2/3 players back to profitability
Customer litho system utilizations high
DRAM
(64), 1Gb
(5x H), 1 Gb
(5x L), 1 Gb
(4x H), 2 Gb
Estimated DRAM cash costs in
Q1/11 (avg. production node in nm)
Current DDR3 1 Gb
contract ASP at 0.88 $
Poor 5x nm
yields do
increase
avg. costs
About 25%
cash profit on
2Gb DDR3 ICs,
if manufactured
at 4x nm and
sold at current
contract prices

Chip ASP [$US]
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11

/ Slide 16
MAIN NAND SPOT & CONTRACT PRICES (01/2008 - 2011YTD)
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
16Gb NAND SLC SPOT PRICE
16Gb NAND SLC CONTRACT PRICE
32Gb NAND MLC SPOT PRICE
32Gb NAND MLC CONTRACT PRICE
64Gb NAND TLC SPOT PRICE
64Gb NAND TLC CONTRACT PRICE
NAND
300 mm cash-costs for 3x
nm 32 Gb 2 b/c MLC NAND
between 3,2 and 4,0 USD
Spot prices peaked in March due to fear of shortages after Japan earthquake, SLC spot-prices increased due to change in product-mix
Customer litho tool utilization remain high
Source: DRAMeXchange (1/4/2011), ASML MCC
300 mm cash-costs
for 3x nm 32 Gb 3 b/c
MLC NAND between
2,6 and 3,2 USD
300 mm costs for mature
2x nm 64 Gb MLC NAND
between 5.5 and 6,5 USD

/ Slide 17 ASML business update

/ Slide 18
Technology - EUV
NXE:3100 second generation EUV
Three NXE:3100 shipped to date, 3 more to go
Progress ongoing to reach target throughput by year end
Customer process development started
Infrastructure development transitioning to optimization
phase (masks, resist, metrology, etc)
Revenue recognition expected in 2012
NXE:3300 third generation EUV
Commitments received for 10 NXE:3300 production
systems, deliveries to start H2 2012

/ Slide 19
€ 0
€ 50
€ 100
€ 150
€ 200
€ 250
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Cash return
€ 2.7B cash & cash equivalents at end Q1 2011
€ 1 B / 24 month share buy back program in progress
21% of program executed until wk 19
7 million shares repurchased at an average price of € 29.66
Weekly updates available on ASML’s website
Dividend for 2010 of € 0.40 per ordinary share (approx. € 175 million)
vs. € 0.20 per share in 2009
Share buy back (cumulative)
Week

/ Slide 20 Outlook and summary

/ Slide 21
Q2 2011 outlook
Order intake between € 900 million – €1 billion
Net sales around € 1.5 billion
Gross margin about 45%
R&D at € 150 million
SG&A at € 55 million
ASML expects 2011 total revenue clearly above € 5 billion